Exhibit 99.3

THIS CIRCULAR IS IMPORTANT AND REQUIRES YOUR IMMEDIATE ATTENTION

If you are in any doubt as to any aspect of this circular or as to the action to be taken, you should consult a stockbroker or other registered dealer in securities, a bank manager, solicitor, professional accountant or other professional adviser.

If you have sold or transferred all your shares in Li Auto Inc., you should at once hand this circular, together with the enclosed form of proxy, to the purchaser or transferee or to the bank, licensed securities dealer or other agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this circular, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this circular.

Li Auto Inc.

理想汽車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Nasdaq: LI; HKEX: 2015)

(1) PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS;

(2) PROPOSED GRANT OF GENERAL MANDATE

TO ISSUE SHARES AND/OR ADSs;

(3) PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs;

(4) PROPOSED RE-APPOINTMENT OF INDEPENDENT AUDITORS;

(5) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION;

AND

(6) NOTICE OF ANNUAL GENERAL MEETING

A letter from the Board is set out on pages 5 to 10 of this circular.

A notice convening the AGM to be held at 9/F, Office Tower C1, Oriental Plaza, 1 East Chang An Avenue, Beijing, the PRC on May 29, 2026 at 10:00 a.m., Beijing time, is set out on pages 26 to 31 of this circular. A form of proxy for use at the AGM is also enclosed. Such form of proxy is also published on the websites of the Stock Exchange (www.hkexnews.hk) and the Company (https://ir.lixiang.com/).

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Deutsche Bank Trust Company Americas. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or submit your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. For the avoidance of doubt, holders of treasury Shares (if any) have no voting rights at the Company’s general meeting(s). Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on May 27, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on May 19, 2026 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

April 22, 2026

CONTENTS

Pages

DEFINITIONS		1

LETTER FROM THE BOARD		5

1.	Introduction	5

2.	Proposed Re-election of the Retiring Directors	6

3.	Proposed Grant of General Mandate to Issue Shares and/or ADSs	7

4.	Proposed Grant of General Mandate to Repurchase Shares and/or ADSs	8

5.	Proposed Re-appointment of the Independent Auditors	8

6.	Proposed Amendments to the Articles of Association	9

7.	The AGM and Proxy Arrangement	9

8.	Recommendations	10

9.	Further Information	10

APPENDIX I	–	DETAILS OF THE RETIRING DIRECTORS PROPOSED TO BE RE-ELECTED AT THE AGM	12

APPENDIX II	–	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE	16

APPENDIX III	–	DETAILS OF PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION	21

NOTICE OF THE ANNUAL GENERAL MEETING	26

– i –

DEFINITIONS

In this circular, unless the context otherwise requires, the following expressions shall have the following meanings:

“ADS(s)”	American Depositary Shares, each representing two Class A Ordinary Shares

“ADS Record Date”	April 24, 2026 (New York time)

“AGM”

the annual general meeting of the Company to be convened on Friday, May 29, 2026 at 10:00 a.m. Beijing time to consider and, if thought fit, approve, the proposed resolutions as set out in the notice of such meeting which is set out on pages 26 to 31 of this circular, or any adjournment thereof

“Articles” or “Articles of Association”	the sixth amended and restated articles of association of the Company adopted by a special resolution of the Shareholders and effective on May 31, 2023, as amended from time to time

“associate(s)”	has the meaning ascribed to it under the Listing Rules

“Board”	the board of Directors

“CCASS”	Central Clearing and Settlement System, a securities settlement system used within the Hong Kong Exchanges and Clearing Limited market system

“China” or “PRC”

the People’s Republic of China, and, unless the context requires otherwise and solely for the purpose of this circular such as describing legal or tax matters, authorities, entities, or persons, excludes Hong Kong Special Administrative Region, Macao Special Administrative Region, and Taiwan region of the People’s Republic of China

“Class A Ordinary Shares”

Class A ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring a holder of a Class A Ordinary Share one vote per Share on any resolution tabled at the Company’s general meeting (save for any treasury Shares, the holders of which have no voting rights at the Company’s general meeting)

DEFINITIONS

“Class B Ordinary Shares”	Class B ordinary shares of the share capital of the Company with a par value of US$0.0001 each, conferring weighted voting rights in the Company such that a holder of a Class B Ordinary Share is entitled to ten votes per Share on any resolution tabled at the Company’s general meeting, save for, under the Articles, resolutions with respect to any Reserved Matters, in which case they shall be entitled to one vote per Share

“Company”	Li Auto Inc. (理想汽車) (formerly known as “Leading Ideal Inc.” and “CHJ Technologies Inc.”), a company with limited liability incorporated in the Cayman Islands on April 28, 2017

“connected person(s)”	has the meaning ascribed to it under the Listing Rules

“Controlling Shareholder(s)”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Li and the intermediary companies through which Mr. Li has an interest in the Company, namely, Amp Lee Ltd. and Cyric Point Enterprises Limited

“Depositary”	Deutsche Bank Trust Company Americas, the depositary of our ADSs

“Director(s)”	the director(s) of the Company from time to time

“Group”	the Company, its subsidiaries and its consolidated affiliated entities from time to time

“HK$”	Hong Kong dollars, the lawful currency of Hong Kong

“HKSCC”	The Hong Kong Securities Clearing Company Limited

“Hong Kong”	the Hong Kong Special Administrative Region of the People’s Republic of China

“Interim Measures”	has the meaning ascribed to it in the section headed “4. Impact of Repurchases and Interim Measures” in page 17 of this circular

“Issuance and Resale Mandate”	has the meaning ascribed to it in the section headed “3. Proposed Grant of General Mandate to Issue Shares and/or ADSs” in page 7 of this circular

DEFINITIONS

“Latest Practicable Date”	April 14, 2026, being the latest practicable date prior to the printing of this circular for ascertaining certain information contained herein

“Listing”	the listing of the Class A Ordinary Shares on the Main Board of the Stock Exchange on August 12, 2021

“Listing Date”	August 12, 2021

“Listing Rules”	the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited

“Mr. Li”	Mr. Li Xiang, an executive Director, the Chairman of the Board, the Chief Executive Officer and the Founder of the Company

“New Memorandum and Articles of Association”	the seventh amended and restated memorandum and articles of association of the Company proposed to be adopted by a special resolution of the shareholders of the Company at the AGM

“Repurchase Mandate”	has the meaning ascribed to it in the section headed “4. Proposed Grant of General Mandate to Repurchase Shares and/or ADSs” in page 8 of this circular

“Reserved Matters”

those matters resolutions with respect to which each Share is entitled to one vote at general meetings of the Company pursuant to the Articles, being: (i) any amendment to the memorandum of association or articles of association of the Company, including the variation of the rights attached to any class of shares, (ii) the appointment, election or removal of any independent non-executive Director, (iii) the appointment or removal of the Company’s auditors, and (iv) the voluntary liquidation or winding-up of the Company

“SFO”	the Securities and Futures Ordinance (Chapter 571 of the Laws of Hong Kong), as amended from time to time

“Share Record Date”	April 24, 2026 (Hong Kong time)

“Shareholders”	holder(s) of the Share(s)

DEFINITIONS

“Shares”	the Class A Ordinary Shares and/or the Class B Ordinary Shares in the share capital of the Company, as the context so requires

“Stock Exchange”	The Stock Exchange of Hong Kong Limited

“subsidiary(ies)”	has the meaning ascribed to it under the Listing Rules

“substantial shareholder(s)”	has the meaning ascribed to it under the Listing Rules

“Takeovers Code”	the Code on Takeovers and Mergers approved by the Securities and Futures Commission of Hong Kong as amended from time to time

“treasury Shares”	has the meaning ascribed to it under the Listing Rules

“US$”	U.S. dollars, the lawful currency of the United States

“weighted voting right(s)”	has the meaning ascribed to it under the Listing Rules

“WVR Beneficiary”	has the meaning ascribed to it under the Listing Rules and unless the context otherwise requires, refers to Mr. Li, being the beneficial owner of the Class B Ordinary Shares which carry weighted voting rights

“%”	per cent

LETTER FROM THE BOARD

Li Auto Inc.

理想汽車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Nasdaq: LI; HKEX: 2015)

Executive Directors:	Registered Office:
Mr. LI Xiang (Chairman)	PO Box 309
Mr. MA Donghui	Ugland House
Mr. LI Tie	Grand Cayman KY1-1104
Cayman Islands

Non-executive Directors:

Mr. WANG Xing	Head Office and Principal Place of Business in China:

Mr. FAN Zheng	11 Wenliang Street

Independent Non-executive Directors:	Shunyi District
Prof. XIAO Xing	Beijing 101399
Mr. ZHAO Hongqiang	the PRC

Mr. JIANG Zhenyu

Principal Place of Business in Hong Kong:
Room 1912, 19/F, Lee Garden One
33 Hysan Avenue
Causeway Bay
Hong Kong

April 22, 2026

To the Shareholders

Dear Sir or Madam,

(1) PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS;

(2) PROPOSED GRANT OF GENERAL MANDATE

TO ISSUE SHARES AND/OR ADSs;

(3) PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs;

(4) PROPOSED RE-APPOINTMENT OF INDEPENDENT AUDITORS;

(5) PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION;

AND

(6) NOTICE OF ANNUAL GENERAL MEETING

1.	INTRODUCTION

On behalf of the Board, I would like to invite you to attend the AGM to be held at 9/F, Office Tower C1, Oriental Plaza, 1 East Chang An Avenue, Beijing, the PRC on May 29, 2026. The AGM will commence at 10:00 a.m. (Beijing time).

LETTER FROM THE BOARD

The purpose of this circular is to give you notice of the AGM, and to provide you with information regarding the following proposals to be put forward at the said meetings:

(a)	the proposed re-election of the retiring Directors;

(b)	the proposed grant of a general mandate to issue Shares and/or ADSs;

(c)	the proposed grant of a general mandate to repurchase Shares and/or ADSs;

(d)	the proposed re-appointment of the independent auditors; and

(e)	the proposed amendments to the Articles of Association.

2.	PROPOSED RE-ELECTION OF THE RETIRING DIRECTORS

Pursuant to the Articles of Association, Mr. Ma Donghui, Mr. Li Tie and Mr. Zhao Hongqiang (“Mr. Zhao”) shall retire at the AGM and, being eligible, will offer themselves for re-election at the AGM.

The Nominating and Corporate Governance Committee of the Company has reviewed the structure and composition of the Board, the confirmations and disclosures given by the Directors, the qualifications, skills and experience, time commitment and contribution of the retiring Directors with reference to the nomination principles and criteria set out in the Company’s Board Diversity Policy and Director Nomination Policy and the Company’s corporate strategy and the independence of the independent non-executive Director. Mr. Zhao, the retiring independent non-executive Director, has confirmed his independence with reference to the factors set out in Rule 3.13 of the Listing Rules. The Nominating and Corporate Governance Committee and the Board considered that the retiring independent non-executive Director is independent in accordance with the independence guidelines set out in the Listing Rules; and are satisfied with all the retiring Directors’ contribution to the Company, which will continue to bring valuable business experience, knowledge and professionalism to the Board for its efficient and effective functioning and diversity. The Nominating and Corporate Governance Committee and the Board therefore recommended the re-election of all the retiring Directors including the aforesaid independent non-executive Director who are due to retire at the AGM.

Pursuant to Rule 13.74 of the Listing Rules, a listed issuer shall disclose the details required under Rule 13.51(2) of the Listing Rules of any director(s) proposed to be re-elected or proposed new director in the notice or accompanying circular to its shareholders of the relevant general meeting, if such re-election or appointment is subject to shareholders’ approval at that relevant general meeting. Details of the retiring Directors are set out in Appendix I to this circular. Subject to the requirements under the Listing Rules and the Articles of Association, a Shareholder may nominate a person to stand for election as a Director.

LETTER FROM THE BOARD

3.	PROPOSED GRANT OF GENERAL MANDATE TO ISSUE SHARES AND/OR ADSs

At the annual general meeting of the Company held on May 30, 2025, the Directors were given a general mandate to allot, issue or deal with Class A Ordinary Shares and/or Class A Ordinary Shares underlying ADSs (including any sale or transfer of treasury Shares). Such mandate, to the extent not utilized by the date of the AGM, will lapse at the conclusion of the AGM.

In order to give the Company the flexibility to issue Class A Ordinary Shares and/or Class A Ordinary Shares underlying ADSs (including any sale or transfer of treasury Shares) if and when appropriate, without needing to convene a general meeting for each and every such issuance, sale and/or transfer of treasury shares, an ordinary resolution will be proposed at the AGM to approve the granting of a general mandate to the Directors to allot, issue or deal with Class A Ordinary Shares and/or Class A Ordinary Shares underlying ADSs (including any sale or transfer of treasury Shares) not exceeding 20% of the total number of issued Shares (excluding any treasury Shares) as at the date of passing of such resolution (the “Issuance and Resale Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,807,712,188 Class A Ordinary Shares and 355,812,080 Class B Ordinary Shares. The Company holds 4,325,976 Class A Ordinary Shares as treasury shares as at the Latest Practicable Date. Subject to the passing of the ordinary resolution 6 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to issue a maximum of 431,839,658 Class A Ordinary Shares. The Directors wish to state that they have no immediate plans to issue any new Shares and/or Class A Ordinary Shares underlying ADSs (including any sale or transfer of treasury Shares) pursuant to the Issuance and Resale Mandate.

In addition, subject to a separate approval of the ordinary resolution 8, the number of Shares and/or Shares underlying the ADSs purchased by the Company under the ordinary resolution 7 will also be added to extend the Issuance and Resale Mandate as mentioned in the ordinary resolution 6 provided that such additional amount shall represent up to 10% of the number of issued Shares (excluding any treasury Shares) as at the date of passing the resolutions in relation to the Issuance and Resale Mandate and the Repurchase Mandate (as defined below).

The Issuance and Resale Mandate (including the extended Issuance and Resale Mandate), if granted, will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Issuance and Resale Mandate (including the extended Issuance and Resale Mandate), is revoked or varied by an ordinary resolution of the Shareholders.

LETTER FROM THE BOARD

4.	PROPOSED GRANT OF GENERAL MANDATE TO REPURCHASE SHARES AND/OR ADSs

In order to give the Company the flexibility to repurchase Shares (including Class A Ordinary Shares underlying ADSs) and/or ADSs if and when appropriate, without needing to convene a general meeting for each and every such repurchase, an ordinary resolution will be proposed at the AGM to approve the granting of a new general mandate to the Directors to exercise the powers of the Company to repurchase Shares (including Class A Ordinary Shares underlying ADSs) and/or ADSs representing up to 10% of the total number of issued Shares (excluding any treasury Shares) as at the date of passing of such resolution (the “Repurchase Mandate”).

As at the Latest Practicable Date, the issued share capital of the Company comprised 1,807,712,188 Class A Ordinary Shares and 355,812,080 Class B Ordinary Shares. The Company holds 4,325,976 Class A Ordinary Shares as treasury shares as at the Latest Practicable Date. Subject to the passing of the ordinary resolution 7 and on the basis that no further Shares are issued or repurchased after the Latest Practicable Date and up to the date of the AGM, the Company will be allowed to repurchase a maximum of 215,919,829 Class A Ordinary Shares. The Directors wish to state that they have no immediate plans to repurchase any Shares pursuant to the Repurchase Mandate.

An explanatory statement required by the Listing Rules to be sent to the Shareholders in connection with the proposed Repurchase Mandate is set out in Appendix II to this circular. This explanatory statement contains all information reasonably necessary to enable the Shareholders to make an informed decision on whether to vote for or against the relevant resolution at the AGM.

The Repurchase Mandate, if granted, will expire upon whichever is the earliest of: (a) the conclusion of the next annual general meeting of the Company; (b) the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association or by any applicable laws to be held; and (c) the date on which the authority given under the ordinary resolution approving the Repurchase Mandate is revoked or varied by an ordinary resolution of the Shareholders.

5.	PROPOSED RE-APPOINTMENT OF THE INDEPENDENT AUDITORS

The Board proposes to re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the independent auditors of the Company for the year ending December 31, 2026 and to hold the office until the conclusion of the next annual general meeting of the Company. A resolution will also be proposed to authorize the Board to fix the auditor’s remuneration for the ensuing year. PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP have indicated their willingness to be re-appointed as independent auditors of the Company for the said period.

LETTER FROM THE BOARD

6.	PROPOSED AMENDMENTS TO THE ARTICLES OF ASSOCIATION

Reference is made to the announcement of the Company dated March 12, 2026, pursuant to which it was announced that the Board proposed to make certain amendments to the Articles of Association for the purpose of, inter alia, (i) bringing the Articles of Association in line with the Core Shareholder Protection Standards set out in Appendix A1 of the Listing Rules which require, among others, the holding of general meetings which shareholders can attend virtually with the use of technology and cast votes by electronic means, (ii) bringing the Articles of Association in line with the Corporate Governance Code set out in Appendix C1 of the Listing Rules which introduces, among others, the updated terms of reference of the nomination committee, and (iii) making other house-keeping amendments to clarify, update and/or modify certain provisions of the Articles of Association in accordance with, or to better align with the applicable laws.

Details of the proposed amendments to the Articles of Association are set out in Appendix III to this circular. The proposed amendments to the Articles of Association and adoption of the New Memorandum and Articles of Association shall take effect subject to the approval of the Shareholders by way of special resolution at the AGM.

7.	THE AGM AND PROXY ARRANGEMENT

The AGM will be held at 9/F, Office Tower C1, Oriental Plaza, 1 East Chang An Avenue, Beijing, the PRC on May 29, 2026. The AGM will commence at 10:00 a.m. (Beijing time).

The Notice of the Annual General Meeting is set out on pages 26 to 31 of this circular. The notice serves as the notice of general meetings required under Rule 13.71 of the Listing Rules. The notice is also available for viewing on the Company’s website at https://ir.lixiang.com/.

Holders of record of the Company’s Shares on the Company’s register of members as of the close of business on the Share Record Date (Hong Kong time) are cordially invited to attend the AGM in person. Holders of the Company’s ADSs as of the close of business on the ADS Record Date (New York time) are cordially invited to submit your voting instructions to Deutsche Bank Trust Company Americas. Whether or not you propose to attend and vote at the said meetings, please complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or submit your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on May 27, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York time, on May 19, 2026 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

LETTER FROM THE BOARD

Pursuant to Rule 13.39(4) of the Listing Rules, any vote by shareholders at a general meeting must be taken by poll except where the chairman, in good faith, decides to allow a resolution which relates purely to a procedural or administrative matter to be voted only by a show of hands. Therefore, the resolutions to be proposed at the AGM will be voted by way of poll. An announcement on the poll results will be published after the AGM in the manner prescribed under Rule 13.39(5) of the Listing Rules.

The Company is controlled through weighted voting rights. Holders of Class A Ordinary Shares present in person (in the case of a member being a corporation, by its duly authorized representative) or by proxy shall have one vote per Share. Holders of Class B Ordinary Shares present in person (in the case of a member being a corporation, by its duly authorized representative) or by proxy shall have ten votes per Share (i.e. resolutions 1 to 3 and 5 to 8 in the notice of the AGM), save for resolutions with respect to any Reserved Matters, in which case they shall have one vote per Share (i.e. resolutions 4, 9 and 10, regarding the re-election of independent non-executive Director, the re-appointment of the independent auditors in the notice of the AGM, and the proposed amendments to the Articles of Association). Holders of Class A Ordinary Shares and Class B Ordinary Shares shall at all times vote together as one class.

For the avoidance of doubt, holders of treasury Shares (if any) have no voting rights at the Company’s general meeting.

8.	RECOMMENDATIONS

The Board considers that the above-mentioned resolutions regarding the proposed re-election of the retiring Directors, the proposed Issuance and Resale Mandate and the Repurchase Mandate, the proposed re-appointment of the independent auditors, and the proposed amendments to the Articles of Association, are in the best interests of the Company and the Shareholders as a whole and accordingly the Directors recommend you to vote in favor of the said resolutions to be proposed at the AGM.

9.	FURTHER INFORMATION

Your attention is drawn to the information set out in the appendices to this circular. The English text of this circular shall prevail over the Chinese text.

By order of the Board
Li Auto Inc.
Li Xiang
Chairman

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS
PROPOSED TO BE RE-ELECTED AT THE AGM

Pursuant to the Listing Rules, the details of the Directors, who will retire and being eligible, offer themselves for re-election at the AGM, are provided below.

(1)  MA DONGHUI

Position and experience

Mr. Ma Donghui (馬東輝) (“Mr. Ma”), aged 51, has served as our executive Director and the President of the Company since January 1, 2023. Previously, he served as the chief engineer since September 2015. Mr. Ma worked as dean of research institute at SANY Heavy Vehicle Body Co., Ltd. since June 2011. Prior to that, Mr. Ma worked at IAT Automobile Technology Co., Ltd. and Jianshi International Automotive Design (Beijing) Co., Ltd. Mr. Ma received a bachelor’s degree in power engineering from Wuhan University of Technology in 1995 and a master’s degree in mechanical manufacturing and automation from Shanghai University in 2003.

Save as disclosed above, Mr. Ma has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

Length of service

Pursuant to the appointment letter issued by the Company to Mr. Ma, his initial term of office is three years commencing on January 1, 2023. The appointment shall, subject always to re-election as and when required under the Articles of Association, be automatically renewed for successive period of three years until terminated in accordance with the service agreement or by either party giving not less than three months prior notice in writing.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Ma did not have any relationships with other Directors, senior management, substantial Shareholders (as defined in the Listing Rules) or controlling Shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Ma was interested or deemed to be interested in the following Shares or underlying Shares of the Company pursuant to Part XV of the SFO are set out below:

(i)	He has personal interest in 407,680 Class A Ordinary Shares of the Company;

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS
PROPOSED TO BE RE-ELECTED AT THE AGM

(ii)	He was interested in an aggregate of 9,000,000 Class A Ordinary Shares of the Company underlying options granted to him by the Company pursuant to the Company’s share incentive plans adopted on July 2, 2019 and July 9, 2020.

Save as disclosed above, Mr. Ma does not have any other interest in the shares of the Company within the meaning of Part XV of the SFO.

Director’s emoluments

Mr. Ma will not receive any remuneration in his capacity as an executive Director.

Other information and matters that need to be disclosed or brought to the attention of the

Shareholders

As far as the Directors are aware, there is no information of Mr. Ma to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Ma that need to be brought to the attention of the Shareholders.

(2)  LI TIE

Position and experience

Mr. Li Tie (李鐵), aged 48, is an executive Director and has served as our Chief Financial Officer since July 2016.

Prior to joining our Group, Mr. Li Tie worked at Autohome from March 2008 to June 2016 with his last position as a vice president of Autohome. Before joining Autohome, Mr. Li Tie worked at PricewaterhouseCoopers Beijing Office from August 2002 to February 2008. Mr. Li Tie has served as the Independent non-executive Director of Gushengtang Holdings Limited (固生堂) (HKEx Stock Code: 2273) since November 2021.

Mr. Li Tie completed the Senior Executive Leadership Program held by Harvard Business School in July 2019. He received his bachelor’s degree in accounting and master’s degree in management from Tsinghua University in July 1999 and June 2002 respectively.

Save as disclosed above, Mr. Li Tie has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS
PROPOSED TO BE RE-ELECTED AT THE AGM

Length of service

Pursuant to the service agreement with the Company, Mr. Li Tie was appointed as an executive director of the Company and the appointment shall continue for an initial term of three years from the Listing Date or until the third annual general meeting of the Company after the Listing Date, whichever is sooner. The appointment shall, subject always to re-election as and when required under the Articles of Association, be automatically renewed for successive period of three years until terminated in accordance with Clause 8 of the service agreement or by either party giving not less than 3 months prior notice in writing.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Li Tie did not have any relationships with other Directors, senior management, substantial Shareholders (as defined in the Listing Rules) or controlling Shareholders (as defined in the Listing Rules) of the Company.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Li Tie was interested or deemed to be interested in the following Shares or underlying Shares of the Company pursuant to Part XV of the SFO.

(i)	He was interested in an aggregate of 10,000,000 Class A Ordinary Shares of the Company underlying options granted to him by the Company pursuant to the Company’s share incentive plans and 400,000 RSUs granted to him under the Company’s share incentive plans; and

(ii)	He was interested in the 14,373,299 Class A Ordinary Shares held by Sea Wave Overseas Limited, a company incorporated in British Virgin Islands and is wholly owned by Day Express Group Limited. The entire interest in Day Express Group Limited is held by a trust that was established by Mr. Li Tie (as the settlor) for the benefit of Mr. Li Tie and his family. As such, Mr. Li Tie was deemed to be interested in the Class A Ordinary Shares held by Sea Wave Overseas Limited.

Save as disclosed above, Mr. Li Tie was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

Director’s emoluments

Mr. Li Tie will not receive any remuneration in his capacity as an executive Director.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS
PROPOSED TO BE RE-ELECTED AT THE AGM

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Li Tie to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Li Tie that need to be brought to the attention of the Shareholders.

(3)  ZHAO HONGQIANG

Position and experience

Mr. Zhao Hongqiang (趙宏強) (“Mr. Zhao”), aged 49, has served as an independent director of our Company since July 2020 and was re-designated as an independent non-executive Director with effect from the Listing Date.

Mr. Zhao serves as an independent non-executive director of Gogox Holdings Limited (HKEx stock code: 2246) on August 2021. Gogox Holdings Limited has been listed on the Stock Exchange since June 2022. Mr. Zhao also serves as an independent director of HUYA Inc. (NYSE: HUYA), a leading China-based game live streaming company since May 2018. Besides, Mr. Zhao serves as an independent non-executive director of YSB Inc. (HKEX stock code: 9885 since June 2023 and as an independent non-executive director of Beisen Holding Limited (HKEX stock code: 9669) since 2023. Previously, Mr. Zhao served as chief financial officer of NetEase Lede Technology Co., Ltd. Beijing Branch from October 2014. Mr. Zhao previously held the position of assistant chief auditor at the Public Company Accounting Oversight Board, a regulatory oversight agency under the SEC. He was also employed with KPMG LLP in the United States from August 2001 to February 2009, with the most recent position being manager audit. Mr. Zhao also served as an executive director and chief financial officer of Bairong Inc. (HKEX stock code: 6608), a leading big-data application platform in financial sector in China, from June 2018 to May 2023, where he is responsible for the overall compliance and risk management of the company. Mr. Zhao accumulated corporate governance and risk management knowledge and experience through his aforementioned positions and directorships at Bairong Inc., NetEase Lede Technology Co., Ltd., Beijing Branch and the Public Company Accounting Oversight Board of the SEC. Mr. Zhao received a bachelor’s degree in accounting from Tsinghua University in July 1999 and a master’s degree in accountancy from the George Washington University in May 2001.

Save as disclosed above, Mr. Zhao has not held other directorships in the last three years in public companies the securities of which are listed on any securities market in Hong Kong or overseas.

APPENDIX I	DETAILS OF THE RETIRING DIRECTORS
PROPOSED TO BE RE-ELECTED AT THE AGM

Length of service

Pursuant to the appointment letter dated July 27, 2021, Mr. Zhao was appointed as an independent non-executive director for an initial period of three years from the Listing Date or an initial period from the Listing Date until the third annual general meeting of the Company since the Listing Date (whichever ends sooner). The appointment shall, subject always to retirement and re-election as and when required under the Articles of Association and termination in accordance with the provisions of the letter, be automatically renewed for successive periods of three years.

Relationships

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Zhao did not have any relationships with other Directors, senior management, substantial Shareholders (as defined under the Listing Rules) or controlling Shareholders (as defined under the Listing Rules) of the Company.

Interests in Shares

As far as the Directors are aware, as at the Latest Practicable Date, Mr. Zhao was not interested or deemed to be interested in any Shares or underlying Shares of the Company or its associated corporations pursuant to Part XV of the SFO.

Director’s emoluments

Mr. Zhao is entitled to receive a cash compensation of US$50,000 per annum, in his capacity as independent non-executive Director.

Other information and matters that need to be disclosed or brought to the attention of the Shareholders

As far as the Directors are aware, there is no information of Mr. Zhao to be disclosed pursuant to any of the requirements under paragraphs 13.51(2)(h) to 13.51(2)(v) of the Listing Rules; and there are no other matters concerning Mr. Zhao that need to be brought to the attention of the Shareholders.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The following is an explanatory statement required by the Listing Rules to be sent to the Shareholders to enable them to make an informed decision on whether to vote for or against the ordinary resolution to be proposed at the AGM in relation to the granting of the Repurchase Mandate.

1.	REASONS FOR REPURCHASE OF SHARES AND/OR ADSs

The Directors believe that the granting of the Repurchase Mandate is in the interests of the Company and the Shareholders as a whole.

Repurchases of Shares (including Class A Ordinary Shares underlying ADSs) and/or ADSs may, depending on the market conditions and funding arrangements at the time, lead to an enhancement of the net asset value per Share and/or earnings per Share. The Directors are seeking the granting of the Repurchase Mandate to give the Company the flexibility to do so if and when appropriate. The number of Shares (including Class A Ordinary Shares underlying ADSs) and/or ADSs to be repurchased on any occasion and the price and other terms upon which the same are repurchased will be decided by the Directors at the relevant time, having regard to the circumstances then pertaining.

The Directors have no present intention to cause the Company to repurchase any Share (including Class A Ordinary Shares underlying ADSs) and/or ADSs and they would only exercise the power to repurchase in circumstances where they consider that the repurchase would be in the best interests of the Company and the Shareholders.

2.	SHARE CAPITAL

As at the Latest Practicable Date, the issued share capital of the Company comprised 2,163,524,268 Shares, out of which 1,807,712,188 were Class A Ordinary Shares and 355,812,080 were Class B Ordinary Shares. The Company holds 4,325,976 Class A Ordinary Shares as treasury shares as at the Latest Practicable Date. Subject to the passing of the ordinary resolution set out in item 7 of the notice of the AGM in respect of the granting of the Repurchase Mandate and on the basis that the total number of issued Shares (excluding any treasury shares) remains unchanged as at the date of the AGM, i.e. being 2,159,198,292 Shares, the Directors would be authorized under the Repurchase Mandate to repurchase, during the period in which the Repurchase Mandate remains in force, up to a maximum of 215,919,829 Shares, representing 10% of the total number of issued Shares (excluding any treasury shares) as at the date of the AGM.

3.	FUNDING OF REPURCHASES

Repurchases of Shares (including Class A Ordinary Shares underlying ADSs) and/or ADSs will be funded from the Company’s internal resources, which shall be funds legally available for such purpose in accordance with the articles of association of the Company in effect from time to time, the Listing Rules, the applicable laws of the Cayman Islands and/or any other applicable laws, as the case may be.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

4.	IMPACT OF REPURCHASES AND INTERIM MEASURES

Based on the current level of trading price of the Company’s Shares and ADSs, the Directors believe there may not be a material adverse impact on the working capital or gearing position of the Company (as compared with the position disclosed in the audited consolidated financial statements of the Company for the year ended December 31, 2025) in the event that the Repurchase Mandate was to be carried out in full at any time during the proposed repurchase period.

The Directors do not intend to exercise the Repurchase Mandate to such an extent as would, in the circumstances, have a material adverse effect on the working capital requirements of the Company or its gearing levels which, in the opinion of the Directors, are from time to time appropriate for the Company.

Following a repurchase of Class A Ordinary Shares or Class A Ordinary Shares underlying ADSs, the Company may cancel any repurchased Shares and/or hold them as treasury shares subject to, among others, market conditions and its capital management needs at the relevant time of the repurchases, which may change due to evolving circumstances. Shareholders and potential investors of the Company should pay attention to any announcement to be published by the Company in the future, including but without limitation, any next day disclosure return (which shall identify, amongst others, the number of repurchased shares that are to be held in treasury or cancelled upon settlement of such repurchase, and where applicable, disclose the reasons for any deviation from the intention statement previous disclosed) and any relevant monthly return.

For any treasury Shares deposited with CCASS pending resale on the Stock Exchange, the Company shall, upon approval by the Board, implement the below interim measures (collectively, the “Interim Measures”) which include (without limitation):

(i)	procuring its broker not to give an instructions to HKSCC to vote at general meetings for the treasury Shares deposited with CCASS;

(ii)	in the case of dividends or distributions (if any and where applicable), the Company shall withdraw the treasury Shares from CCASS, and either re-register them in its own name as treasury Shares or cancel them, in each case before the relevant record date for the dividend or distributions; or

(iii)	take any other measures to ensure that the Company will not exercise any shareholders’ rights or receive any entitlements which would otherwise be suspended under the applicable laws if those Shares were registered in its own name as treasury Shares.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

5.	TAKEOVERS CODE

If, on the exercise of the power to repurchase Shares pursuant to the Repurchase Mandate, a Shareholder’s proportionate interest in the voting rights of the Company increases, such increase will be treated as an acquisition of voting rights for the purposes of the Takeovers Code. Accordingly, a Shareholder or a group of Shareholders acting in concert (as defined under the Takeovers Code) could obtain or consolidate control of the Company and thereby become obliged to make a mandatory offer in accordance with Rule 26 of the Takeovers Code.

As at the Latest Practicable Date, to the best knowledge and belief of the Directors, the WVR Beneficiary was Mr. Li. Mr. Li beneficially owns 108,557,400 Class A Ordinary Shares and 355,812,080 Class B Ordinary Shares, representing approximately 68.01% of the voting rights in the Company relating to matters other than Reserved Matters (without taking into account the voting rights attached to the 25,174,898 Class A Ordinary Shares issued to the Depositary for bulk issuance of ADSs reserved for future issuances upon the exercise or vesting of awards granted under the Company’s share incentive plans). Pursuant to Rule 8A.15 of the Listing Rules, in the event that the Directors exercise the Repurchase Mandate, the WVR Beneficiary must reduce his weighted voting rights in the Company proportionately through conversion of a proportion of their shareholding into Class A Ordinary Shares, if the reduction in the number of Shares in issue (after deducting any treasury Shares) would otherwise result in an increase in the proportion of Class B Ordinary Shares. As such, to the best knowledge and belief of the Directors, the exercise of the Repurchase Mandate is not expected to give rise to an obligation of Mr. Li to make a mandatory offer under the Takeovers Code. The Directors have no present intention to repurchase the Shares to the extent that will trigger the obligations under the Takeovers Code to make a mandatory offer. The Directors are not aware of any other consequences which may arise under the Takeovers Code as a result of any purchase by the Company of its Shares.

In addition, the Directors do not propose to repurchase Shares which would result in less than the relevant prescribed minimum percentage of Shares in public hands as required by the Stock Exchange.

6.	GENERAL

None of the Directors or, to the best of their knowledge having made all reasonable enquiries, any of their respective close associates (as defined in the Listing Rules) have any present intention to sell any Shares to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

The Company has not been notified by any core connected persons (as defined in the Listing Rules) of the Company that they have a present intention to sell any Shares to the Company, or that they have undertaken not to sell any Shares held by them to the Company in the event that the granting of the Repurchase Mandate is approved by the Shareholders.

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

The Directors will exercise the power of the Company to make repurchases of Shares pursuant to the Repurchase Mandate in accordance with the Listing Rules and the applicable laws of the Cayman Islands. In addition, the Company has confirmed that neither the Explanatory Statement nor the proposed share repurchase has any unusual features.

7.	MARKET PRICES OF SHARES

The highest and lowest prices at which the Shares were traded on the Stock Exchange during each of the previous 12 months preceding up to and including the Latest Practicable Date were as follows:

	Price per share
Month	Highest	Lowest
	HK$	HK$
2025
April	101.800	73.350
May	118.700	94.750
June	122.200	100.900
July	128.100	101.400
August	106.800	86.600
September	105.300	90.200
October	103.300	79.200
November	81.950	68.400
December	71.750	62.200

2026
January	69.350	61.150
February	75.600	63.400
March	73.300	63.450
April (up to and including the Latest Practicable Date)	76.450	68.600

APPENDIX II	EXPLANATORY STATEMENT ON THE REPURCHASE MANDATE

8.	REPURCHASES OF SHARES MADE BY THE COMPANY

During the six months prior to the Latest Practicable Date, the Company has repurchased a total of 4,325,976 Class A Ordinary Shares or Class A Ordinary Shares represented by ADSs on the Stock Exchange* and Nasdaq Global Select Market# respectively as follows:

	Number of
	Class A Ordinary
	or Class A Shares		Highest	Lowest	Highest	Lowest
	represented by		Price Per	Price Per	Price Per	Price Per
Date of Repurchase	ADSs		Share	Share	Share	Share
			US$	US$	HK$	HK$
March 24, 2026	210,530	#	8.99	8.89
March 25, 2026	24,400	*			69.7	69.65
March 25, 2026	72,708	#	9.08	8.975
March 26, 2026	610,000	*			70.45	68.7
March 26, 2026	340,000	#	8.87	8.78
March 27, 2026	610,000	*			71.1	68.85
March 27, 2026	340,000	#	8.945	8.785
March 30, 2026	1,043,700	*			69.3	68.15
March 30, 2026	359,244	#	8.77	8.67
March 31, 2026	640,000	*			69.45	67.25
March 31, 2026	75,394	#	8.76	8.655
	4,325,976

APPENDIX III	DETAILS OF PROPOSED AMENDMENTS TO
THE ARTICLES OF ASSOCIATION

Before Amendments	After Amendments

Article 1. In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

...

“Present” means, in respect of any Person, such Person’s presence at a general meeting of Shareholders, which may be satisfied by means of such Person (or, in the case of any Shareholder, a proxy which has been validly appointed by such Shareholder in accordance with these Articles) being: (a) physically present at the meeting; or (b) in the case of any meeting at which Communications Facilities are permitted in accordance with these Articles, connected by means of the use of such Communication Facilities;

...

(add)

Article 1. In these Articles the following defined terms will have the meanings ascribed to them, if not inconsistent with the subject or context:

...

“Present” means, in respect of any Person, such Person’s presence at a general meeting of Shareholders, which may be satisfied by means of such Person (or, in the case of any Shareholder, a proxy which has been validly appointed by such Shareholder in accordance with these Articles) being: (a) physically present at the meeting; or (b) in the case of any meeting at which ~~Communications~~Communication       Facilities are permitted in accordance with these Articles, including any Virtual Meeting, connected by means of the use of such Communication Facilities;

...

“Virtual Meeting” means any general meeting of the Shareholders (or any meeting of the holders of any Class of Shares) at which the Shareholders (and any other permitted participants of such meeting, including without limitation the chairperson of the meeting and any Directors) are permitted to be Present solely by means of Communication Facilities.

Article 67. (a) The Company shall hold a general meeting as its annual general meeting for each financial year, to be held within six months (or such other period as may be permitted by the Listing Rules or The Stock Exchange of Hong Kong Limited) after the end of such financial year. The annual general meeting shall be held at such time and place as may be determined by the Directors.	Article 67. (a) The Company shall hold a general meeting as its annual general meeting for each financial year, to be held within six months (or such other period as may be permitted by the Listing Rules or The Stock Exchange of Hong Kong Limited) after the end of such financial year. The annual general meeting shall be held at such time and place (or held as a Virtual Meeting) as may be determined by the Directors.

APPENDIX III	DETAILS OF PROPOSED AMENDMENTS TO
THE ARTICLES OF ASSOCIATION

Before Amendments	After Amendments
Article 68. ... (add)

Article 68.

...

(f) The Directors may make Communication Facilities available for a specific general meeting or all general meetings of the Company so that Members and other participants may attend and participate at such general meetings by means of such Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting.

Article 69. An annual general meeting shall be called by not less than 21 days’ notice in writing and any other general meeting (including an extraordinary general meeting) shall be called by not less than 14 days’ notice in writing. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place, the day and the hour of the meeting and the particulars of the resolutions to be considered at the meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that the Company may convene a general meeting on shorter notice than required under the Articles of Association, and a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened, if it is agreed:	Article 69. An annual general meeting shall be called by not less than 21 days’ notice in writing and any other general meeting (including an extraordinary general meeting) shall be called by not less than 14 days’ notice in writing. Every notice shall be exclusive of the day on which it is given or deemed to be given and of the day for which it is given and shall specify the place (or, where such meeting shall be held as a Virtual Meeting, details of the Communication Facilities that will be used in accordance with Article 73), the day and the hour of the meeting and the particulars of the resolutions to be considered at the meeting and shall be given in the manner hereinafter mentioned or in such other manner if any as may be prescribed by the Company, provided that the Company may convene a general meeting on shorter notice than required under the Articles of Association, and a general meeting of the Company shall, whether or not the notice specified in this Article has been given and whether or not the provisions of these Articles regarding general meetings have been complied with, be deemed to have been duly convened, if it is agreed:

APPENDIX III	DETAILS OF PROPOSED AMENDMENTS TO
THE ARTICLES OF ASSOCIATION

Before Amendments	After Amendments
Article 73. If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, attendance and participation in any general meeting of the Company may be by means of Communications Facilities. The notice of any such general meeting must disclose the Communications Facilities that will be used, including the procedures to be followed by any Shareholder or other participant of the meeting who wishes to utilize such Communications Facilities for the purposes of attending and participating in such meeting, including attending and casting any vote thereat.	Article 73. If the Directors wish to make this facility available for a specific general meeting or all general meetings of the Company, attendance and participation in any general meeting of the Company may be by means of ~~Communications~~Communication Facilities. Without limiting the generality of the foregoing, the Directors may determine that any general meeting may be held as a Virtual Meeting. The notice of any ~~such~~ general meeting at which Communication Facilities may be utilized (including any Virtual Meeting) must disclose the ~~Communications~~Communication Facilities that will be used, including the procedures to be followed by any Shareholder or other participant of the meeting who wishes to utilize such ~~Communications~~Communication Facilities for the purposes of attending and participating in such meeting, including attending and casting any vote thereat.

Article 76. The chairman of any general meeting shall be entitled to attend and participate at any such general meeting by means of Communication Facilities, and to act as the chairman of such general meeting, in which event the following provisions shall apply:

...

(b) If the Communication Facilities are interrupted or fail for any reason to enable the chairman of the meeting to hear and be heard by all other Persons participating in the meeting, then the other Directors Present at the meeting shall choose another Director Present to act as chairman of the meeting for the remainder of the meeting; provided that (i) if no other Director is Present at the meeting, or (ii) if all the Directors Present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place as shall be decided by the board of Directors.

Article 76. The chairman of any general meeting (including any Virtual Meeting) shall be entitled to attend and participate at any such general meeting by means of Communication Facilities, and to act as the chairman of such general meeting, in which event the following provisions shall apply:

...

(b) If the Communication Facilities are interrupted or fail for any reason to enable the chairman of the meeting to hear and be heard by all other Persons participating in the meeting, then the other Directors Present at the meeting shall choose another Director Present to act as chairman of the meeting for the remainder of the meeting; provided that (i) if no other Director is Present at the meeting, or (ii) if all the Directors Present decline to take the chair, then the meeting shall be automatically adjourned to the same day in the next week and at such time and place (whether physical or virtual) as shall be decided by the board of Directors.

APPENDIX III	DETAILS OF PROPOSED AMENDMENTS TO
THE ARTICLES OF ASSOCIATION

Before Amendments	After Amendments
Article 77. The chairman may with the consent of any general meeting at which a quorum is Present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place, but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.	Article 77. The chairman may with the consent of any general meeting at which a quorum is Present (and shall if so directed by the meeting) adjourn a meeting from time to time and from place to place (whether physical or virtual), but no business shall be transacted at any adjourned meeting other than the business left unfinished at the meeting from which the adjournment took place. When a meeting, or adjourned meeting, is adjourned for fourteen calendar days or more, notice of the adjourned meeting shall be given as in the case of an original meeting. Save as aforesaid it shall not be necessary to give any notice of an adjournment or of the business to be transacted at an adjourned meeting.
Article 78. The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason. Where a general meeting is postponed by the Directors, the Directors shall fix the date, time and place for the reconvened meeting and at least seven clear days’ notice in writing shall be given to the Shareholders for the reconvened meeting; and such notice shall specify the date, time and place at which the postponed meeting will be reconvened.	Article 78. The Directors may cancel or postpone any duly convened general meeting at any time prior to such meeting, except for general meetings requisitioned by the Shareholders in accordance with these Articles, for any reason or for no reason. Where a general meeting is postponed by the Directors, the Directors shall fix the date, time and place (or, where such meeting shall be held as a Virtual Meeting, details of the Communication Facilities that will be used in accordance with Article 73) for the reconvened meeting and at least seven clear days’ notice in writing shall be given to the Shareholders for the reconvened meeting; and such notice shall specify the date, time and place (or, where such meeting shall be held as a Virtual Meeting, details of the Communication Facilities that will be used in accordance with Article 73) at which the postponed meeting will be reconvened.
Article 80. If a poll is duly demanded it shall be taken in such manner as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.	Article 80. If a poll is duly demanded it shall be taken in such manner (including the use of ballot or voting papers or tickets or electronic means) as the chairman of the meeting directs, and the result of the poll shall be deemed to be the resolution of the meeting at which the poll was demanded.

APPENDIX III	DETAILS OF PROPOSED AMENDMENTS TO
THE ARTICLES OF ASSOCIATION

Before Amendments	After Amendments

Article 91. The instrument appointing a proxy shall be deposited at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

...

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman of the meeting may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

Article 91. The instrument appointing a proxy shall be deposited at the Registered Office or at such other place or in such other manner (including by electronic means) as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company:

...

provided that the Directors may in the notice convening the meeting, or in an instrument of proxy sent out by the Company, direct that the instrument appointing a proxy may be deposited at such other time (no later than the time for holding the meeting or adjourned meeting) at the Registered Office or at such other place or in such other manner (including by electronic means) as is specified for that purpose in the notice convening the meeting, or in any instrument of proxy sent out by the Company. The chairman of the meeting may in any event at his discretion direct that an instrument of proxy shall be deemed to have been duly deposited. An instrument of proxy that is not deposited in the manner permitted shall be invalid.

Article 116.

...

(a) review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually and make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

...

(c) assess the independence of Independent Non-executive Directors; and

(d) make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the chairman and the chief executive officer of the Company.

Article 116.

...

(a) review the structure, size and composition (including the skills, knowledge and experience) of the Board at least annually, assist the Board in maintaining a board skills matrix and make recommendations on any proposed changes to the Board to complement the Company’s corporate strategy;

...

(c) assess the independence of Independent Non-executive Directors; ~~and~~

(d) make recommendations to the Board on the appointment or re-appointment of Directors and succession planning for Directors, in particular the chairman and the chief executive officer of the Company~~.~~; and

(e) support the Company’s regular evaluation of the Board’s performance.

NOTICE OF THE ANNUAL GENERAL MEETING

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this notice, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this notice.

Li Auto Inc.

理想汽車

(A company controlled through weighted voting rights and incorporated in the Cayman Islands with limited liability)

(Nasdaq: LI; HKEX: 2015)

NOTICE OF ANNUAL GENERAL MEETING

to be held on Friday, May 29, 2026

(or any adjourned or postponed meeting thereof)

NOTICE IS HEREBY GIVEN that an ANNUAL GENERAL MEETING (the “AGM”) of Li Auto Inc. (the “Company”) will be held at 10:00 a.m., Beijing time, on May 29, 2026 at 9/F, Office Tower C1, Oriental Plaza, 1 East Chang An Avenue, Beijing, the PRC for the purposes of considering and, if thought fit, passing with or without amendments, the following resolutions of the Company (unless otherwise indicated, capitalized terms used in this notice shall have the same meanings as those defined in the circular of the Company dated April 22, 2026):

ORDINARY RESOLUTIONS

1.	To receive and adopt the audited consolidated financial statements of the Company for the year ended December 31, 2025 and the reports of the Directors and independent auditors thereon.

2.	To re-elect Mr. Ma Donghui as an executive Director.

3.	To re-elect Mr. Li Tie as an executive Director.

4.	To re-elect Mr. Zhao Hongqiang as an independent non-executive Director.

5.	To authorize the Board to fix the remuneration of the Directors of the Company.

NOTICE OF THE ANNUAL GENERAL MEETING

6.	To consider and, if thought fit, pass with or without modification the following resolution as an ordinary resolution:

“THAT:

(a)	subject to paragraph (c) below, a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (d) below) to exercise all the powers of the Company to allot, issue, and deal with Class A Ordinary Shares (including any sale and transfer of Class A Ordinary Shares out of treasury that are held as treasury Shares) (which shall have the meaning ascribed to it under the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited) or securities convertible into Class A Ordinary Shares, or options, warrants or similar rights to subscribe for Class A Ordinary Shares or such convertible securities of the Company (other than issuance of options, warrants or similar rights to subscribe for additional Class A Ordinary Shares or securities convertible into Class A Ordinary Shares for cash consideration) and to make or grant offers, agreements, or options (including any warrants, bonds, notes, and debentures conferring any rights to subscribe for or otherwise receive Class A Ordinary Shares) that would or might require the exercise of such powers;

(b)	the mandate in paragraph (a) above shall be in addition to any other authorization given to the Directors and shall authorize the Directors to make or grant offers, agreements and/or options during the Relevant Period that would or might require the exercise of such powers after the end of the Relevant Period;

(c)	the total number of Class A Ordinary Shares allotted or agreed conditionally or unconditionally to be allotted and issued, and treasury Shares sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred (whether pursuant to options or otherwise) in paragraph (a) above, otherwise than pursuant to:

(i)	a Rights Issue (as defined in paragraph (d) below);

(ii)	the grant or exercise of any options under any share option scheme of the Company or any other option, scheme or similar arrangements for the time being adopted for the grant or issue to the directors, officers and/or employee of the Company and/or any of its subsidiaries and/or other eligible participants specified thereunder of options to subscribe for Class A Ordinary Shares or rights to acquire Class A Ordinary Shares;

(iii)	the vesting of restricted shares and restricted share units granted or to be granted pursuant to the 2019 Plan and the 2020 Plan of the Company;

(iv)	any scrip dividend or similar arrangement providing for the allotment and issue of Shares (including the sale and/or transfer of any Class A Ordinary Shares out of treasury that are held as treasury Shares) in lieu of the whole or part of a dividend on Shares of the Company in accordance with the articles of association of the Company; and

(v)	a specific authority granted by the Shareholders of the Company in general meeting, shall not exceed 20% of the total number of issued Shares (excluding any treasury shares) of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the Shares of the Company into a smaller or larger number of Shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly.”

NOTICE OF THE ANNUAL GENERAL MEETING

(d)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required to be held by the Articles of Association of the Company or any applicable laws; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders in general meeting.

“Rights Issue” means an offer of Shares of the Company, or an offer or issue of warrants, options or other securities giving rights to subscribe for Shares of the Company, open for a period fixed by the Directors to holders of Shares of the Company whose names appear on the register of members of the Company on a fixed record date in proportion to their then holdings of such Shares of the Company (subject to such exclusions or other arrangements as the directors may deem necessary or expedient in relation to fractional entitlements or having regard to any restrictions or obligations under the laws of, or the requirements of any recognized regulatory body or any stock exchange in, any territory applicable to the Company).

7.	To consider and, if thought fit, pass with or without modification the following resolution as an ordinary resolution:

“THAT

(a)	a general unconditional mandate be and is hereby given to the directors of the Company during the Relevant Period (as defined in paragraph (b) below) to exercise all the powers of the Company to purchase its own Shares (including Class A Ordinary Shares underlying ADSs) and/or ADSs on the Stock Exchange or on any other stock exchange on which the securities of the Company may be listed and which is recognized by the Securities and Futures Commission of Hong Kong and the Stock Exchange for this purpose, provided that the total number of Shares of the Company which may be purchased pursuant to this mandate shall not exceed 10% of the total number of issued Shares (excluding any treasury Shares) of the Company as at the date of passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution) and the said mandate shall be limited accordingly; and

NOTICE OF THE ANNUAL GENERAL MEETING

(b)	for the purposes of this resolution:

“Relevant Period” means the period from the passing of this resolution until the earliest of:

(i)	the conclusion of the next annual general meeting of the Company;

(ii)	the expiration of the period within which the next annual general meeting of the Company is required by the Articles of Association of the Company or any applicable laws to be held; and

(iii)	the date on which the authority set out in this resolution is revoked or varied by an ordinary resolution of the shareholders of the Company in general meeting; and

8.	“THAT conditional upon the passing of resolutions set out in items 6 and 7 of this notice, the general mandate referred to in the resolution set out in item 6 of this notice be and is hereby extended by the addition to the aggregate number of (i) Shares and/or ADSs that may be allotted and issued or agreed conditionally or unconditionally to be allotted and issued and (ii) any Class A Ordinary Shares out of the treasury that are held as treasury shares that may be sold and/or transferred or agreed conditionally or unconditionally to be sold and/or transferred by the Directors pursuant to such general mandate of the number of shares repurchased by the Company pursuant to the mandate referred to in the resolution set out in item 7 of this notice, provided that such amount shall not exceed 10% of the total number of issued Shares (excluding any treasury shares) of the Company as at the date of the passing of this resolution (such total number to be subject to adjustment in the case of any consolidation or subdivision of any of the shares of the Company into a smaller or larger number of shares of the Company respectively after the passing of this resolution).”

9.	To re-appoint PricewaterhouseCoopers and PricewaterhouseCoopers Zhong Tian LLP as the independent auditors of the Company to hold office until the conclusion of the next annual general meeting of the Company and to authorize the Board to fix their remuneration for the year ending December 31, 2026.

NOTICE OF THE ANNUAL GENERAL MEETING

SPECIAL RESOLUTION

10.	To consider and, if thought fit, pass with or without amendments, the following resolution as special resolution:

“THAT the seventh amended and restated memorandum and articles of association of the Company (incorporating the proposed amendments to the sixth amended and restated memorandum and articles of association of the Company, the details of which are set out in Appendix III to the Circular (the “New Memorandum and Articles of Association”), a copy of which has been produced to this meeting and marked “A” and initialled by the chairman of the meeting for the purpose of identification, be and is hereby approved and adopted as the new memorandum and articles of association of the Company in substitution for, and to the exclusion of, the sixth amended and restated memorandum and articles of association of the Company with immediate effect after the close of this meeting, and any one Director be and is hereby authorised to do all such acts and things and execute all such documents, deeds and make all such arrangements that he/she shall, in his/her absolute discretion, deem necessary or expedient to implement the adoption of the New Memorandum and Articles of Association.”

SHARES RECORD DATE AND ADS RECORD DATE

The board of directors of the Company has fixed the close of business on April 24, 2026, Hong Kong time, as the record date (the “Share Record Date”) of Class A Ordinary Shares and Class B Ordinary Shares. Holders of record of the Company’s Shares (as of the Share Record Date) are entitled to attend and vote at the AGM and any adjourned meeting thereof.

Holders of record of American depositary shares (the “ADSs”) as of the close of business on April 24, 2026, New York Time (the “ADS Record Date”), who wish to exercise their voting rights for the underlying Class A Ordinary Shares must give voting instructions to Deutsche Bank Trust Company Americas, the depositary of the ADSs.

For the avoidance of doubt, holders of treasury shares of the Company (if any) have no voting rights at the general meeting(s) of the Company.

ATTENDING THE AGM

Only holders of record of Shares as of the Share Record Date are entitled to attend and vote at the AGM. All officers and agents of the Company reserve the right to refuse any person entry to the AGM venue, or to instruct any person to leave the AGM venue, where such officer or agent reasonably considers that such refusal or instruction is or may be required for the Company or any other person to be able to comply with applicable laws and regulations. The exercise of such right to refuse entry or instruct to leave shall not invalidate the proceedings at the AGM.

NOTICE OF THE ANNUAL GENERAL MEETING

PROXY FORMS AND ADS VOTING CARDS

A holder of Shares as of the Share Record Date may appoint a proxy to exercise his or her rights at the AGM. A holder of ADSs as of the ADS Record Date will need to instruct Deutsche Bank Trust Company Americas, the depositary of the ADSs, as to how to vote the Class A Ordinary Shares represented by the ADSs. Please refer to the proxy form (for holders of Shares) or ADS voting card (for holders of ADSs), both of which are available on our website at http://ir.lixiang.com.

Holders of record of the Company’s Shares on the Company’s register of members as of the Share Record Date are cordially invited to attend the AGM in person. Your vote is important. You are urged to complete, sign, date, and return the accompanying proxy form to the Company’s share registrar in Hong Kong, Computershare Hong Kong Investor Services Limited (for holders of Shares) or submit your voting instructions to Deutsche Bank Trust Company Americas (for holders of the ADSs) as promptly as possible and before the prescribed deadline if you wish to exercise your voting rights. Computershare Hong Kong Investor Services Limited must receive the proxy form by no later than 10:00 a.m., Hong Kong time, on May 27, 2026 at 17M Floor, Hopewell Centre, 183 Queen’s Road East, Wan Chai, Hong Kong to ensure your representation at the AGM; and Deutsche Bank Trust Company Americas must receive your voting instructions by no later than 10:00 a.m., New York Time, on May 19, 2026 to enable the votes attaching to the Class A Ordinary Shares represented by your ADSs to be cast at the AGM.

By Order of the Board of Directors,
Li Auto Inc.

/s/Li Xiang
Li Xiang
Chairman of the Board

Head Office:	Registered Office:
Li Auto R&D Headquarters	PO Box 309, Ugland House
11 Wenliang Street	Grand Cayman KY1-1104
Shunyi District, Beijing 101399	Cayman Islands
People’s Republic of China

April 22, 2026

As of the date of this notice, the board of directors of the Company comprises Mr. Li Xiang, Mr. Ma Donghui, and Mr. Li Tie as executive directors, Mr. Wang Xing and Mr. Fan Zheng as non-executive directors, and Prof. Xiao Xing, Mr. Zhao Hongqiang, and Mr. Jiang Zhenyu as independent non-executive directors.

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